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                             May 31, 2022

       Brian J. McDade
       Chief Financial Officer
       Simon Property Group, Inc.
       225 West Washington Street
       Indianapolis, IN 46204

                                                        Re: Simon Property
Group, Inc.
                                                            Simon Property
Group, L.P.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File Nos. 001-14469
and 001-36110

       Dear Mr. McDade:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 74

   1. We note your calculation of the non-GAAP financial measures Beneficial interest of
                                                        Combined NOI and
Portfolio NOI. Please address the following:
                                                            Regarding your
calculation of Beneficial interest of Combined NOI, tell us and clarify in future
filings whether the $431 million NOI from TRG and $743 million
                                                           NOI from Other
Platform Investments and Investments represents is the entirety of such entities' NOI,
or if such amounts represent your share of NOI based on your non-controlling
interests in such entities, and the basis for including such amounts.
                                                           Additionally clarify
the unconsolidated entities included in "Other Platform
                                                           Investments and
Investments" line item;
                                                            Regarding Portfolio
NOI, expand on the usefulness of such measure, given your
 Brian J. McDade
Simon Property Group, Inc.
May 31, 2022
Page 2
              indication it is used to measure the operating performance of your portfolio yet does not appear to adequately address the additions and deductions used to calculate such measure; and
                Additionally, tell us why you believe the presentation of the subtotal Beneficial interest of Combined NOI provides useful information to investors given that such measure includes NOI from certain sources that almost in their entirety, appear to be subsequently deducted to calculate your measure of Portfolio NOI. In your response, tell us why you have deducted your share of NOI of Klepierre, and not that of third-party investors, in calculating Portfolio NOI.
Item 8. Financial Statements
Consolidated Statements of Cash Flows, page 89

2. Please tell us and disclose in future periodic filings non-cash investing and financing activities conducted during the periods presented. Refer to ASC 230-10-50-3.
Note 6. Investments in Unconsolidated Entities and International Investments Summary Financial Information, page 115

3. We note that the summary financial information of your equity method investments on pages 116-118 excludes your investments in Klepierre, TRG and other platform investments. Please tell us why you believe it is more beneficial to investors to provide a narrative description of the financial information of Klepierre and TRG when the financial information of other equity method investments has been presented in a tabular format.
         Also tell us why you believe the exclusion of your other platform investments from the summary financial information is compliant with Rule 4-08(g) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Rakip at (202) 551-3573 or Kristi Marrone at (202)
551-
3429 with any questions.



FirstName LastNameBrian J. McDade                              Sincerely,
Comapany NameSimon Property Group, Inc.
                                                               Division of
Corporation Finance
May 31, 2022 Page 2                                            Office of Real
Estate & Construction
FirstName LastName